Exhibit 3.03

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION

OF

THE GATOR CORPORATION

The undersigned hereby certifies that:

1. He is the duly elected and acting President of The Gator Corporation, a Delaware corporation.

2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on July 17, 1998 under the name eGuard, Inc.

3. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Certificate of Incorporation amends Section IV(A) of this corporation’s Certificate of Incorporation to read in its entirety as follows:

“(A) Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is Eighty One Million Six Hundred Seventy Nine Thousand Five Hundred (81,679,500) shares, each with a par value of $0.0001 per share. Sixty Million (60,000,000) shares shall be Common Stock and Twenty One Million Six Hundred Seventy Nine Thousand Five Hundred (21,679,500) shares shall be Preferred Stock.”

4. The foregoing Certificate of Amendment has been duly adopted by this corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

Executed at Redwood City, California, June 25, 2001.

/s/ JEFF MCFADDEN

Jeffrey McFadden, President & Chief Executive Officer